

April 23, 2013

Via Facsimile
Phillip G. Norton
Chairman of the Board, President
      and Chief Executive Officer
*e*Plus inc.
13595 Dulles Technology Drive
Herndon, VA 20171-3413

    Re: *e*Plus inc.
               Form 10-K for Fiscal Year Ended March 31, 2012
               Filed on June 14, 2012
               Form 10-Q for Fiscal Quarter Ended December 31, 2012
               Filed on February 8, 2013
               File No. 001-34167

Dear Mr. Norton:

We have reviewed your letter dated March 20, 2013 in connection with the above-referenced Form 10-K and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe that amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 28, 2013.

Form 10-K for Fiscal Year Ended March 31, 2012

Management's discussion and analysis of Financial Condition and Results of Operations

We are continuing to consider your response to prior comment 1 and have the following comments:

1. With regard to your consideration of inventory risk and to identifying the primary obligor, please describe what recourse is contractually available to your customer if they are unsatisfied with the performance of the third-party vendor at any time during the

contract period. If at the end of the performance period the customer finds the vendor's work unacceptable it appears you are required to perform in order to make the work performed acceptable to your customer as stated in your January 28, 2013 letter to the staff. In this regard, please provide us with your representations (written or otherwise), made during your marketing efforts and in your contract terms that provide evidence as to whether you or your third-party supplier is responsible for fulfilling the ordered service. Further, tell us about any recourse you have to the third-party vendor. We refer you to ASC 605-45-45-4 and 45-7.

2. Further, please tell us what remedy is available, if any, to the third-party vendor in the event they incur higher than expected costs in performing the services for which you have contracted. In this regard, tell us to what extent your vendor would be able to recover their cost overages from you.

3. Please consider your historical experience with your vendor third-parties and the events described in comments 1 and 2 above. Quantify, and describe, if any, the outcomes of these incidents and whether these outcomes were consistent with the terms set forth in your agreements with your customers and vendors.

4. Tell us whether you have ever entered into oral or written commitments with any of your vendors that require you to contract with them for a minimum value of services or number of customers during a specific period.

5. Explain why you believe that you "are not primarily responsible for providing the maintenance services (i.e., [you] are only secondarily liable.)" Explain why you have secondary liability when you have the sole contractual relationship with the customer. Indicate why customers do not purchase maintenance directly from the third-party service provider instead of through you.

You may contact Tamara Tangen at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief